Exhibit 14.2

Lands’ End, Inc.

Code of Conduct

Adopted March 14, 2014

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I. INTRODUCTION

Lands’ End, Inc. (together with its subsidiaries, “LE”) values honesty, integrity and adherence to the highest ethical standards. As associates, each of us has a responsibility for upholding these values and maintaining a commitment to basic principles of business ethics and good judgment. As part of this commitment, LE has instituted a series of policies and procedures to reaffirm its dedication to the highest ethical standards.

Attached is the LE Code of Conduct (this “Code”). This Code applies to all officers and associates of LE. This Code embodies our values and sets forth the principles to guide our behavior. It is important for each of us to fully understand these principles and to commit ourselves to them in all our business activities. It is up to each of us to ensure that all of our business relationships are conducted with integrity and honesty and reflect both the letter and spirit of this Code. A good starting point is to act with integrity in everything you do and to never engage in behavior that would undermine the reputation of LE, your peers or yourself. If you would be ashamed to have your friends and family read about what you did at work today in tomorrow morning’s newspaper, then don’t do it.

This Code reflects our values and defines the common-sense behaviors required of all of us to ensure that LE maintains legal and ethical business practices.

We believe abiding by this Code will make LE a better, more profitable company.

Edgar Huber Chief Executive Officer and President

II. GENERAL1

SCOPE; RESPONSIBILITIES. This Code is at the essence of LE’s management philosophy and provides an overview of standards of behavior applicable to all LE associates. It is not, however, an exhaustive statement of LE policies and procedures, and does not address every potential scenario. When faced with questions beyond those addressed in this Code, associates are expected to follow both the spirit and letter of this Code and LE policies and procedures that govern the issue. In reading this Code and LE’s policies it is important to remember that we as LE associates have a duty to do the right thing under all circumstances, and this includes avoiding all situations that have even the appearance of impropriety. Taken together, this Code and LE policies and procedures set forth the requirements for responsible behavior. LE’s management, customers, business associates, regulators and shareholders expect all LE associates to observe these high standards, to comply with laws and regulations, and to use good judgment in situations where rules may not clearly define the appropriate course of action.

[1]	This Code is not a contract of employment, and does not create any contractual rights between you and Lands’ End, Inc. or any of its subsidiaries. Employment at LE is on an “at-will” basis. This means that you can terminate your employment whenever you wish, for any reason, just as LE may terminate your employment at any time, with or without notice and with or without cause.

This Code supersedes all other policies, procedures, instructions, practices, rules or verbal representations of LE to the extent they are inconsistent. However, after consultation with and approval of the Chief Executive Officer and the General Counsel, individual business teams may adopt policies and procedures that are more restrictive than this Code.

ADDITIONAL RESPONSIBILITY FOR MANAGERS. LE’s managers are expected to exemplify the highest standards of ethical business conduct. Pursuant to LE’s open door policy, managers are intended to promote open discussion of ethical and legal implications of business decisions. Managers have a responsibility to create and sustain a work environment in which associates, contractors, and vendors know that ethical, legal behavior is expected. This responsibility includes ensuring that this Code is communicated to those associates, contractors, and vendors working for or with the manager. It also means managers are responsible for ensuring that subordinates are properly trained and familiar with policies required to do their jobs.

ACKNOWLEDGEMENT. Associates acknowledge their understanding and agreement to comply with this Code upon commencement of employment. Upon request, associates also periodically re-affirm their agreement to comply with this Code.

DISCIPLINARY ACTION. LE will enforce compliance with this Code and all LE policies and procedures through appropriate disciplinary action up to and including termination of employment and legal action. Adequate LE discipline of individuals responsible for an offense is a necessary component of enforcement. The appropriate form of discipline by LE will be case-specific and fairly applied. A few examples of conduct that may result in discipline include: (i) violation of the law or LE policy, including requesting or directing others to violate the law or LE policy; (ii) failure to report a known or suspected violation of LE policy; (iii) failure to cooperate in an investigation of possible violations of LE policy; (iv) retaliation against another associate for reporting a concern or violation; (v) intentional false reporting of another associate; (vi) failure to monitor and oversee compliance with LE policies and applicable law by subordinates effectively; and (vii) unauthorized disclosure of confidential information relating to LE or LE associates (if the confidential information relating to LE associates was obtained in violation of law or lawful LE policy),vendors or customers.

QUESTIONS. If you have any questions about this Code, a LE policy, or any suspected improper conduct, you have an obligation as an associate to contact and discuss the matter with your supervisor or department manager, an officer, a Human Resources representative, or the Law Department. If you raise a concern with one of these contacts and the issue is not resolved, you should raise it with one of the other contacts.

III. POLICIES

ACCOUNTING AND REPORTING PRACTICES

LE and its associates must follow generally accepted accounting principles and maintain appropriate control policies and procedures. The law requires accurate and reliable business records; accordingly, all assets, liabilities, income and expenses shall be correctly identified and accurately recorded in the appropriate corporate books of account. False or misleading entries or exclusions are unlawful and are not permitted. Management and internal and independent auditors and examiners must be given access to all information necessary for them to conduct appropriate reviews. LE and its associates shall provide full, fair, accurate, timely and understandable disclosure in reports and documents that LE files with the Securities and Exchange Commission and in other public filings and communications made by LE.

Issues regarding accounting, internal accounting controls, and auditing matters should be directed to LE’s Governance Hotline at [•] or [•], or in writing to the Audit Committee Chair, c/o Secretary.

ANTITRUST

LE is subject to complex antitrust laws designed to preserve competition among enterprises and to protect consumers from unfair business arrangements and practices. You are expected to comply with these laws at all times. Many situations create the potential for unlawful anti- competitive conduct and should be avoided. These include, for example:

COMMUNICATIONS WITH COMPETITORS. Unless authorized by the General Counsel in writing, associates may not discuss with competitors any LE pricing, plans, or other competitive marketing information, including relationships with our vendors. Additionally, associates may not make any agreements, directly or indirectly, with a competitor regarding price, terms, conditions of sale, boycotts, or market allocation.

COMMUNICATIONS WITH VENDORS. LE encourages regular communication with our vendors, indeed, such communication is a necessity. However, unless authorized by the General Counsel in writing, associates may not make any agreements, directly or indirectly, with any vendors on the retail price of a product. While vendors may suggest retail pricing, the actual pricing on our merchandise is solely and always LE’s decision.

The monetary fines for antitrust violations can be high, and the cost to LE’s reputation even higher. If you have any questions about potential antitrust implications, consult with LE’s Law Department.

CHARITABLE CONTRIBUTIONS AND POLITICAL ACTIVITIES

LE encourages our associates to become involved in community activities and charitable organizations. However, no associate may bring undue pressure on another associate to contribute to a charitable organization. LE respects the rights of our associates to participate in the political process. Indeed, engaging in the process builds a stronger community and a better political system. However, you must at all times make clear that your views and actions are your own, and not those of LE. Additionally, associates may not use LE time or resources to support personal political activities or use their position to coerce or pressure associates to make contributions or support a candidate or political cause.

COMMERCIAL BRIBERY

No LE associate should directly or indirectly pay or receive a bribe or kickback intended to influence business conduct. LE further prohibits any activity that creates the appearance of improper conduct.

Nothing of value may be given or received by a LE associate to bribe or influence a decision by LE or a vendor, supplier, subcontractor, competitor (or their agents), or governmental official or their representatives. A LE associate may never accept from a vendor any personal services, promise of employment, samples for personal use, or money or its equivalent.

COMMUNICATIONS

WITH GOVERNMENTAL AGENCIES. LE regularly and routinely cooperates with all governmental agencies, including requests for information and facility visits. LE’s Law Department will represent LE in such situations and will determine what information is appropriate to supply to investigators. If you are contacted by any governmental agency you should contact the Law Department immediately for assistance.

WITH THE MEDIA. To ensure consistent, accurate delivery of LE information, associates are not authorized to answer questions from the news media, securities analysts, or investors. When approached for information, you should refer the person to LE’s Chief Financial Officer.

WITH VENDORS. LE encourages regular communication with our vendors. However, a LE associate should not provide any information to a vendor that could advantage the vendor in negotiating terms of its relationship with LE. Sears Holdings Corporation and several of its subsidiaries (together, “SHC”) are vendors to LE. Special rules are applicable to the LE-SHC relationship. You must contact the Law Department if you are uncertain about how and when these rules apply. If you are involved in proposals, bid preparations or contract negotiations, be certain that all statements, communications and representations you make are accurate and truthful. Make sure all relationships with vendors and suppliers are conducted at arms-length and are based on objective criteria, fairness and the best interest of LE. Information regarding a competitive bidding process which is not formally communicated to all vendors involved in the bidding (such as where a vendor’s proposal stands relative to other bidders or what changes would have to be made to the vendor’s proposal for the vendor to be awarded the business) should never be disclosed to a vendor.

WITH EACH OTHER AND THE PUBLIC. Each associate is responsible for maintaining professionalism when communicating with each other and the public. You can enhance or injure LE’s image with every written, verbal or electronic communication. LE associates should not engage in communications that are distasteful, obscene or defamatory.

CONFIDENTIAL INFORMATION AND PRIVACY

While working at LE, and after you cease employment with LE, you must protect confidential, non-public information that you obtain or create for LE. You must take precautionary measures to prevent unauthorized disclosures of confidential information. This includes ensuring that access to work areas and computers is properly controlled, and refraining from discussions of sensitive matters in public places, such as elevators, hallways, restaurants, restrooms, etc.

You must not disclose proprietary or confidential information about LE, other associates (if the proprietary or confidential information about other associates was obtained in violation of law or lawful LE policy), vendors, or customers, to anyone (including other associates) not authorized to receive it or with no need to know the information. Not disclosing confidential information means not communicating the information by any means including, without limitation, orally, in writing, or electronically (e.g., in person or via telephone, mail, fax, email, Internet “chat rooms” or social networking websites, posting to community bulletin boards, or otherwise). In addition to the foregoing, you are also prohibited from using any proprietary or confidential information for any unauthorized purpose, including for your own personal gain.

LE INFORMATION. By way of illustration, LE confidential and proprietary information includes: (i) any LE system, information, or process; (ii) any non-public information about LE’s operations, results, strategies or projections; (iii) any non- public information about LE’s business plans, business processes, or vendor relationships; (iv) any non-public information about LE’s technology systems; and (v) any other non-public information received during the course of your employment, whether about customers, vendors, or other associates, if the non-public information about associates was obtained in violation of law or lawful LE policy.

ASSOCIATE INFORMATION. LE will comply with all applicable laws and regulations regarding the privacy of associate information, including the privacy of associate medical information.

PRIOR EMPLOYER INFORMATION. LE recognizes that its associates may have had access to a prior employer’s confidential or proprietary information, including arising from employment at SHC or one of its subsidiaries. All associates must respect the confidential nature of that information and not disclose it in connection with your employment at LE.

VENDOR INFORMATION. Our vendors are our business associates. In addition to being obligated to not disclose non-public LE information to our vendors, you must also respect the confidentiality of any non-public proprietary information given to you by a vendor. For example, you may not share pricing data among competing vendors.

CUSTOMER INFORMATION. LE respects the privacy of our customers. You must maintain the confidentiality and privacy of all personal, nonpublic information of our customers in accordance with all applicable laws, including customer financial information and medical information, and, as associates, you are expected to employ all necessary physical, electronic and procedural safeguards to ensure such compliance.

COMPETITIVE INFORMATION. LE is involved in a very competitive business and we are always looking for a competitive edge, but we are committed to obtaining that competitive edge in an honest and ethical manner. LE associates shall not collect competitive information in an unethical or illegal manner and will not deal with vendors who attempt to use such inappropriately gathered information as an incentive to gain our business.

SHC INFORMATION SYSTEMS. LE associates may be given permission by LE or SHC to access SHC’s information systems for the purpose of retrieving and viewing LE information. With respect to this access, LE associates may not retrieve or view, or seek to retrieve or view, material nonpublic information or other confidential or proprietary information concerning SHC or its businesses, customers, associates, vendors, or others (together “SHC Confidential Information”). LE associates must protect and keep confidential all SHC Confidential Information and may not disclose SHC Confidential Information to anyone.

CONFLICTS OF INTEREST / PERSONAL BENEFITS

As an associate, you must be sensitive to any activities, interests or relationships that might interfere with, or even appear to interfere with, your or any other associate’s ability to act in the best interest of LE. Because it is impossible to describe every potential conflict, LE relies on your commitment to exercise sound judgment, to seek advice when appropriate, and to adhere to the highest ethical standards in the conduct of your personal and professional affairs.

GIFTS, MEALS, ENTERTAINMENT. Except as expressly permitted below, associates may not accept gifts or the conveyance of anything of more than nominal value, including entertainment such as tickets to sporting events, from a vendor (as used in this Code, “vendor” means a current or prospective vendor and includes vendors of merchandise, supplies, equipment, software or any other commodity, consultants and service providers, and any other type of entity or organization that LE may transact business with) absent pre-approval of your manager and the General Counsel.

You must never accept a gift under any circumstances and regardless of value if it could appear to others that your business judgment has been compromised. Similarly, you must not allow a family member, close friend or other person with whom you have a close personal relationship to accept gifts, services, or preferential treatment from any vendor in exchange for a past, current, or future business relationship with LE.

Gifts You must never request or encourage a vendor to provide a gift, regardless of value. In situations where it is customary or conducive to maintaining good business relationships, it is permissible to accept infrequent, non-cash gifts of nominal value (no more than $50) which have been offered by a vendor. LE associates should return non-perishable gifts valued over $50 and donate perishable gifts to a charitable organization or share them with other associates.

Business meals Although it is common to conduct business over lunch or dinner, you must use good judgment when allowing a vendor to pay for a meal. Reasonable business meals at which the giver is present are permissible if occasional rather than frequent and the value of the meal is appropriate to the circumstances. Avoid lavish or excessive meals where acceptance could create the impression of favoritism.

Business entertainment LE associates may accept occasional offers of business-related entertainment, including tickets to a sporting event or concert if (1) the giver will be present, (2) the value of the ticket is no greater than $250 (not to exceed $500 annually from any one vendor), and (3) business will be discussed at the event.

Accepting tickets valued at greater than $250, or tickets to highly sought-after events where the actual value of the ticket is much greater than the printed or face value, is not permissible absent pre-approval of your manager and the General Counsel. Examples of such “big ticket” events where pre-approval is required include the Super Bowl, the World Series, the Western Open, the NBA Finals, the Stanley Cup Finals and any playoffs leading up to any of the foregoing events.

If any of the criteria for accepting business entertainment is not met, the entertainment is considered a gift and is subject to the $50 gift limit and other above-stated requirements.

TRAVEL, CONFERENCES. Unless approved by the General Counsel, travel or lodging should not be paid for by a vendor. If you are offered travel or lodging from a vendor and (1) it is not for entertainment or recreational purposes and (2) you believe there are valid business reasons for accepting such offer, you must first obtain the approval of your manager and then request approval from the General Counsel. The request for approval must come from your manager, evidencing his or her approval of the request, and must include your name and position at LE, the nature of the travel and lodging and your business reason for wanting to accept the offer. The request to accept the accommodations will be approved or denied by the General Counsel.

FAMILY / FRIENDS. A conflict of interest may arise if you have a family member, close friend or other person with whom you have a close personal relationship who is employed by, or has an interest in, a vendor. Family members include siblings, parents, children, spouses, and in-laws, and may also include other family members depending upon the nature of the relationship.

If you have a family member, close friend or other person with whom you have a close personal relationship who has an interest in or is employed by a competitor or a vendor, you are required to disclose the nature of the relationship to your area’s Senior Vice President and the General Counsel. If you are at all unsure as to whether a conflict of interest exists due to a business relationship involving any such person, you should discuss the relationship with your supervisor and the General Counsel to determine the best course of action.

OUTSIDE EMPLOYMENT. LE prohibits all salaried associates and all hourly associates with management responsibilities from working for or receiving payment from any vendor or competitor of LE. A conflict of interest may also arise if an associate’s outside employment activities are so demanding that they interfere with the associate’s responsibilities to LE. In no event should an associate be engaged in other employment activities on LE time or while using LE resources. A full-time associate must disclose any outside employment to his/her supervisor, and if the supervisor has any questions he or she should contact the Law Department for guidance.

FORMER ASSOCIATES. Unless you have received written approval from your area’s senior manager and from the General Counsel, you may not engage in any LE-related business with a former LE associate (other than a former LE associate who is employed by SHC) for at least twelve months following the date the former associate ceases employment with LE.

DISCLOSURE. The best way to avoid an embarrassing—or even a job threatening—situation is to disclose any situation that may have the potential to be misinterpreted by others. If you have any questions about an actual or potential conflict of interest, including the appropriateness of accepting a gift or invitation, you should discuss the matter with your supervisor and the General Counsel.

CUSTOMS AND IMPORT

Several U.S. laws restrict or prohibit trade with certain countries. You are expected to comply with all U.S. export restrictions, as well as applicable export control laws of each country in which LE business is conducted.

You must also comply with the Foreign Corrupt Practices Act, which prohibits LE from directly or indirectly offering or authorizing payment of money or anything of value to foreign governmental officials, parties, or candidates for the purpose of influencing the acts or decisions of foreign officials. If you have any questions, please consult with the Law Department.

ENVIRONMENTAL LAWS

LE is committed to being an environmentally responsible corporate citizen. You are expected to comply with or exceed all applicable laws and regulations related to the environment in each of our facilities. We encourage associates to minimize the impact of LE’s business operations on the environment with methods that are socially responsible and economically sound.

FRAUD

It is the policy of LE to comply with the law and to maintain accurate records of its business. All associates are responsible for recognizing and reporting fraud, falsification of records, or other irregularities. Managers should become familiar with the types of irregularities that might occur in their area of responsibility and must establish standards and procedures designed to prevent and detect irregularities.

Fraud applies to any irregularity or suspected irregularity related to LE business and involving associates, vendors, or persons providing service or materials to LE. Irregularities include, but are not limited to, the following:

•	Forgery or alteration of any document

•	Misappropriation, destruction, or disappearance of funds, inventory, supplies or other LE assets, whether tangible or intangible

•	Impropriety in the handling or reporting of financial transactions

•	False, fictitious, or misleading entries or reports

•	False or misleading statements to those conducting investigation of irregularities

Associates must immediately report all suspected irregularities and acts of fraud to LE’s Governance Hotline or the General Counsel. LE’s ability to investigate and remediate fraud successfully depends on prompt and confidential reporting. If you suspect fraud, do not discuss the matter with any of the individuals involved, do not attempt to investigate or determine facts on your own, and do not discuss your suspicions with anyone unless specifically directed or authorized to do so by a member of the investigations team.

All investigations under this Code, including those regarding allegations of fraud or other irregularities, will be under the direction of the General Counsel, who will coordinate with Human Resources and others, as necessary and appropriate.

Associates must cooperate with all investigations and provide accurate and truthful information. Associates must not disclose or discuss the fact that an investigation is being conducted or has been conducted, and must not disclose the results of any investigation to anyone except those persons in LE or law enforcement who need to know in order to perform their duties, or except as otherwise required by law.

GOVERNMENT CONTRACTS

Special rules and regulations apply to companies conducting business with the government. Before engaging in any sales to federal or state governmental agencies or entering into any other business relationship with these agencies, you must consult with and obtain the approval of the Law Department.

INTELLECTUAL PROPERTY

LE owns all inventions, discoveries, ideas, trade secrets, and original works of authorship that an associate conceives or develops either alone or jointly with others during the course of employment with LE or using LE resources. As an associate, you agree to help LE document LE’s ownership of this intellectual property, which includes: (i) promptly and completely communicating to LE management your conception or development of its intellectual property; (ii) maintaining current and appropriate notes, sketches, and other records thereof; (iii) assigning to LE all right, title, and interest in such intellectual property; and (iv) performing all acts and, on request, executing all necessary and appropriate documents to enable LE to obtain all right, title, and interest in and to such intellectual property and whatever other legal protection LE deems appropriate.

LE has the sole right to determine the terms and conditions of any disposition of its intellectual property, which may be made with or without monetary compensation, and you have no right to share in any monetary compensation or other receipts resulting from the intellectual property.

PRODUCT SAFETY

LE is committed to offering quality, safe products. LE may be subject to monetary penalties, costly litigation, and negative publicity for violating product-safety laws. If you see or suspect any product-safety violation, you should immediately report it to ensure that unsafe products are removed from sale to the Law Department.

SECURITIES LAWS

All associates are required to comply with the federal laws and this Code regarding the disclosure and use of material non-public information. Anyone who possesses material non-public information and who buys or sells stock or other equity securities of LE or any other public company, including SHC, or “tips” another investor, may be liable for damages, civil and criminal penalties and may also be subject to disciplinary action by LE. In order to avoid violations of law or this Code, you should follow these specific guidelines:

Insider Trading

It is illegal to trade in securities based on inside information. Inside information is any information about LE or another company that has not reached the public and is likely to be considered important by investors in deciding whether to buy or sell publicly traded securities. Examples include news about LE’s financial results before it is formally released, planned actions regarding LE stock, and unannounced senior management changes. Inside information also includes non-public information about other companies, including SHC, that you receive in the course of your employment.

Associates who have access to inside information hold special positions of trust and confidence, and must not abuse this trust. Never trade in securities or other property based on inside information, or “tip” others who might make an investment decision based on this information. Trading under such circumstances is illegal, whether you trade for your own benefit or for the benefit of others. Do not take advantage of inside information when buying or selling LE stock, options in LE stock, or the stock of any supplier or customer of LE or one of its subsidiaries. This applies whether you act directly or through someone else, such as a family member. Stricter standards apply to officers and certain other manager-level associates. Contact the Law Department if you have any doubts about the information you use to help make buying or selling decisions.

USE AND PROTECTION OF COMPANY ASSETS

During the course of employment with LE, associates are entrusted with numerous assets belonging to LE. These assets include not only cash and financial assets, but also computers, telephones, supplies, inventory, and other equipment and technology belonging to LE. These assets are intended for LE business use, and you have a responsibility to protect these assets. Personal use is generally prohibited. Any act involving fraud, theft, embezzlement or misappropriation of LE assets is strictly prohibited. LE assets such as computers, email, and telephone systems may be monitored by LE to promote quality control and confirm appropriate use.

If separated from LE, you agree to return to LE all LE property at the time of separation, including laptops, pagers, smart or other mobile phones, Blackberry devices, tablets, and any other LE property.

Outdated, excess, or otherwise unneeded assets of LE (e.g., supplies, fixtures, equipment, etc.) are the property of LE and may not be disposed of without permission from the Chief Operating Officer. Associates may not directly or indirectly purchase such assets unless for sale at a designated selling location.

LE will implement an appropriate Document Retention Policy that will apply to all of LE’s documents, including printed and electronic correspondence.

VENDOR SAMPLES

Samples of merchandise from vendors that are not returned to the vendor are the property of LE. Under no circumstances may an associate accept, keep, or purchase a sample directly from a vendor. All samples must be disposed of through a sales location designated by LE or, if not saleable, either given as a charitable donation to a charity designated by LE under the supervision of the Chief Operating Officer or destroyed as designated by the Chief Operating Officer.

VENDOR STANDARDS

LE is committed to doing business with vendors who conduct business ethically and legally. LE vendors are expected to sign all of LE’s vendor policies in effect from time to time. LE may terminate its business relationship with any vendor refusing to sign or comply with LE’s these policies.

WORKPLACE

FAIR EMPLOYMENT PRACTICES AND DIVERSITY. LE is fully committed to equal employment opportunity and compliance with the letter and spirit of the full range of fair employment practices and nondiscrimination laws, including all wage and hour laws. LE prohibits any “off the clock” work, and strictly forbids conduct by associates that may encourage the inaccurate recording of time. In addition, we believe that diversity is critical to our success. LE seeks to hire, develop and retain the most talented individuals from a diverse candidate pool.

HARASSMENT. LE associates have the right to work in an environment free from discrimination, harassment and intimidation, whether committed by or against a co- worker, supervisor, customer, vendor or visitor. Harassment, whether based on a person’s gender, sexual orientation, race, ethnicity, religion, national origin, citizenship, age, disability, socioeconomic status or marital status, is repugnant and completely inconsistent with LE’s commitment to provide a respectful, professional and dignified workplace. Discrimination in any area of employment, including hiring, advancement, compensation, discipline, and termination, will not be tolerated. LE also prohibits any associate from making any claim known by that associate to be false.

SAFE AND HEALTHY WORKPLACE. To meet our responsibilities to associates, customers, and investors, LE must maintain a healthy and productive workplace. Associates must report all safety concerns or accidents no matter how slight the problem. Violence or the threat of violence will not be tolerated, whether committed by or against a co-worker, supervisor, customer, vendor or visitor. Misusing controlled substances or selling, manufacturing, distributing, possessing, using or being under the influence of alcohol or illegal substances on the job is absolutely prohibited.

IV. REPORTING PROCEDURES

Maintaining ethical standards is the responsibility and obligation of every LE associate. Early identification and resolution of conflict of interest and other ethical issues that may arise are critical to maintaining our commitments to our customers, vendors, investors, and to ourselves and our co-workers. LE associates are expected to treat compliance with ethical standards as a critical element of their responsibilities. While this Code sets forth a wide range of practices and procedures, it cannot address every issue that may arise. If you are unsure of what to do in a situation, you should seek additional guidance and information before you act. If something seems unethical or improper, or if you have questions regarding the best course of action, you should promptly contact any of the following:

•	Your supervisor, department manager, or any LE officer

•	Your Human Resources Representative

•	The General Counsel

•	LE’s Governance Hotline at [•]

LE’s Governance Hotline is operated by specially trained third-party representatives. The Hotline is available 24 hours a day, 7 days a week. Hotline representatives will listen to your information and report it to the Company’s Human Resources Department and to the Chief Compliance Officer. The Human Resources Department will determine whether any action should be taken (in consultation with the Chief Compliance Officer when necessary), take all appropriate action, and notify the Chief Compliance Officer as to the action taken.

It is against LE policy to retaliate against any associate who raises a concern in good faith and, if requested and to the extent possible, every effort will be made to maintain confidentiality. All reported violations will be acted on appropriately. If your concern requires an investigation, LE will respond promptly. If possible, you will be informed about the status of the investigation and the outcome of the matter. However, LE has an obligation of confidentiality to all associates, including those being investigated.

V. SENSITIVE INVESTIGATIONS COMMITTEE

A “Sensitive Complaint” is a complaint with respect to LE or any of its employees or members of the Board of Directors containing allegations that:

•	Concern improprieties in accounting, auditing, financial record keeping or internal accounting controls,

•	Involve conduct of officers,

•	Have realistic potential to cause significant financial, legal or regulatory consequences for LE,

•	Might reasonably result in significant adverse publicity,

•	Involve the systematic violation of customer trust, or

•	Concern systemic criminal conduct not otherwise covered by one of the above categories.

Any person who has or receives a complaint that he or she believes may reasonably be a Sensitive Complaint should forward that complaint immediately to the Chief Compliance Officer in a manner that clearly identifies the matter as a potential Sensitive Complaint.

1.	The Sensitive Investigations Committee shall consist of the Vice President, Human Resources, the General Counsel, the Chief Compliance Officer (if not the General Counsel) and the Chief Financial Officer and their designees.

2.	Oversight of Sensitive Investigations: The Sensitive Investigations Committee shall review all Sensitive Complaints and shall initiate and oversee investigations of Sensitive Complaints. The Sensitive Investigations Committee shall determine the necessity of investigations on a case-by-case basis.

A.	The Sensitive Investigations Committee shall have the authority to direct LE internal resources (such as Internal Audit and Law Department) to conduct such investigations. The Sensitive Investigations Committee shall also have the authority to direct the Law Department or outside counsel to engage outside resources to conduct an investigation whenever the Sensitive Investigations Committee determines a conflict of interest exists in using a LE internal resource, or the nature of the investigation requires outside expertise or perspective.

B.	The Sensitive Investigations Committee shall report to the Audit Committee of the Board of Directors the existence of any Sensitive Complaint regarding accounting, internal accounting controls, or auditing matters, and shall keep the audit committee informed of the progress and results of the investigations of such matters.

C.	A member of the Sensitive Investigations Committee who is implicated in connection with a Sensitive Complaint shall recuse himself or herself from involvement in the investigation.

The Sensitive Investigations Committee shall conduct effective investigations of Sensitive Complaints. The Sensitive Investigations Committee shall keep a complainant’s identity confidential except where disclosure is required to conduct an effective investigation. LE shall not retaliate against any individual who in good faith submits a Sensitive Complaint or participates in a Sensitive Investigation.